                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

SIGNING OF THE SPIN-OFF DEED

SHARES OF THE NEW SEAT PAGINE GIALLE AND TELECOM ITALIA MEDIA WILL BE TRADED ON THE ITALIAN STOCK EXCHANGE AS OF MONDAY, AUGUST 4.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The New SEAT Pagine Gialle securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption.  New SEAT Pagine Gialle ordinary shares and New SEAT Pagine Gialle savings shares are intended to be made available within the United States in connection with the spin-off pursuant only to an exemption from the registration requirements of the Securities Act.

Rome July 25, 2003 – Today, the partial proportional spin-off deed was signed whereby Seat Pagine Gialle S.p.A. (“Company Effecting the Spin -off”) is transferring the directories activities of the company (telephone directories, directory assistance and business information) to a newly established company (“ Spun-off Company”), as per resolution of the Extraordinary Shareholders’ Meeting of the Company Effecting the Spin -off held on May 9, 2003. The spin-off will become effective – as per Article 2504 decies of the Italian Civil Code – at the moment of the last registration of the spin-off deed with the Milan Register of Companies, which is scheduled on August 1, 2003. As a result of the spin-off, the Spun-off Company will be called Seat Pagine Gialle S.p.A., whereas the Company Effecting the Spin -off will be renamed Telecom Italia Media S.p.A. . Following this registration, on August 1, 2003, approval for the listing of Seat Pagine Gialle ordinary and savings shares is expected to be finalized. Likewise, Borsa Italiana S.p.A. is expected to allow the shares start trading on August 4, 2003, the same date that the ordinary and savings shares of Telecom Italia Media S.p.A. (formerly Seat Pagine Gialle S.p.A.) will trade post-spin-off.

On July 21, 2003 Borsa Italiana S.p.A. cleared the Spun-off Company’s ordinary and savings shares for trading. Subsequently the listing prospectus was filed with CONSOB on July 24, 2003 and made available to the public at the legal office and secondary office of the Spun-off Company, and at the offices of Borsa Italiana S.p.A.

The ordinary or savings shares will be allocated to the shareholders of the Company Effecting the Spin -off on a proportional basis, as follows:

a)

for every 40 (forty) ordinary shares of the Company Effecting the Spin -off (that will be renamed Telecom Italia Media S.p.A.), that will be withdrawn and annulled, shareholders will receive 11 (eleven) ordinary shares of the Company Effecting the Spin -off of Euro 0.03 par value each (equivalent to 0.275 ordinary shares of the Company Effecting the Spin -off for each ordinary share prior to the spin-off) and 29 (twenty-nine) ordinary shares of the Spun-off Company (the new Seat Pagine Gialle S.p.A.) of Euro 0.03 par value  each (equivalent to 0.725 ordinary shares of the Spun-off Company for each ordinary share of the Company Effecting the Spin -off prior to the spin-off);

b)

for every 40 (forty) savings shares of the Company Effecting the Spin -off, that will be withdrawn and annulled, shareholders will receive 11 (eleven) savings shares of the Company Effecting the Spin -off of Euro 0.03 par value each (equivalent to 0.275 savings shares of the Company Effecting the Spin -off for each savings share prior to the spin-off) and 29 (twenty-nine) savings shares of the Spun-off Company of Euro 0.03 par value each (equivalent to 0.725 savings shares of the Spun-off Company for each savings share of the Company Effecting the Spin -off prior to the spin-off);

The share capital of the Company E ffecting the S pin-off ( to be renamed Telecom Italia Media S.p.A.) will henceforth be proportionally reduced to Euro 93,893,995.14, comprised of 3,129,799,838 shares of Euro 0.03 par value each, of which 3,078,185,264 are ordinary shares and 51,614,574 are savings shares.

No monetary adjustment is planned.

The share capital of the Spun-off Company (the new Seat Pagine Gialle S.p.A.) will amount to Euro 247,538,714.46, comprised of 8,251,290,482 shares of Euro 0.03 par value each, of which 8,115,215,696 are ordinary shares and 136,074,786 are savings shares (both will have No. 1 coupon).

The shares of the new Seat Pagine Gialle S.p.A. will be held in a dematerialized form at Monte Titoli S.p.A.. As provided for by the regulations in force, the assignment of shares to current Seat Pagine Gialle shareholders will be conducted by their respective authorized brokers who are part of the centralized management system. This means that for every 40 Seat Pagine Gialle shares held currently – and without any need to instruct their brokers – shareholders will automatically have 11 Telecom Italia Media shares and 29 new Seat Pagine Gialle S.p.A shares credited to their asset account.

Finally , the application of the share-assignment ratio may entail the assignment of a non-integral number of new ordinary/savings shares. Therefore, in order to support the assignment , MCC S.p.A. – Gruppo Bancario Capitalia ( S ponsor of the listing) has undertaken to handle the purchase and sale of the fractional shares of both the Company E ffecting the S pin-off and the Spun-off Company, to allow shareholders to round the number of shares up or down to the   nearest whole number ..

The rights involving share fractions (which will not be negotiated on the market) will be traded based on the official prices of the ordinary/savings shares of the Company effecting the spin-off and the Spun-off Company, respectively, on the first trading date set by Borsa Italiana S.p.A., scheduled for August 4, 2003.

Telecom Italia Communication & Media Relations

Internet & Media Press Office:  +39.06.36882023-2066

Comunicazione.stampa@seat.it

Investor Relations Seat PG: +39.06.51448424

Investor.relations@seat.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- SEAT's ability to obtain its shareholders' consent to the proposed spin-off;

- SEAT's ability to implement its business plan with respect to its remaining businesses, including asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- SEAT's ability to make any profits from the remaining business for the next two years at least;

- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- SEAT's ability to implement successfully its Internet strategy;

- New SEAT Pagine Gialle's ability to list the ordinary shares and savings shares on the Mercato Telematico of Borsa Italiana S.p.A.;

- New SEAT Pagine Gialle's ability to continue the successful operation of the spun-off businesses and to successfully integrate businesses that were recently acquired by SEAT Pagine Gialle;

- New SEAT Pagine Gialle's ability to achieve the expected return on investments and capital expenditures SEAT Pagine Gialle has made that are now being spun-off to New SEAT Pagine Gialle;

- New SEAT Pagine Gialle's ability to implement successfully its strategic plan;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Neither SEAT and New SEAT Pagine Gialle undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 25th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer